# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 10/02/2026
Filed by CIK 0000905591
Persons authorized to receive notices and communications: Yohei Miyanaga, Nippon Life Insurance Company, 3-5-12 Imabashi, Chuo-ku, Osaka, Japan (M0), 541-8501, 1-332-250-4819

## Reporting persons
- Nippon Life Insurance Company (CIK 0000905591): type of reporting person: other (OO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 126,604,050; shared voting power 0; sole dispositive power 126,604,050; shared dispositive power 0; aggregate amount beneficially owned 126,604,050 (28.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

From September 9, 2026 to October 2, 2026, the Reporting Person purchased 4,614,523 shares of Common Stock for aggregate consideration of approximately $158,225,595 in a series of open-market transactions pursuant to the previously disclosed 10b5-1 Trading Plan.

The Reporting Person obtained the funds used to acquire its interests in the Issuer's securities through working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated by the following:

The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.

The amount of securities beneficially owned includes 126,570,779 shares of Common Stock held of record by the Reporting Person and 33,271 shares of Common Stock held of record by Nissay Asset Management Corporation ("NAMC"), a direct wholly owned subsidiary of the Reporting Person, which the Reporting Person may be deemed to beneficially own.

Based on a total of 445,772,522 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on August 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: In the last 60 days, the Reporting Person has acquired 4,614,523 shares of Common Stock in a series of open-market transactions pursuant to the previously disclosed 10b5-1 Trading Plan. Details by date, listing the number of shares of Common Stock acquired pursuant to the 10b5-1 Trading Plan, the weighted average price per share and the high and low prices, are provided in Annex A. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the following:
Annex A

## Signatures
- Nippon Life Insurance Company: /s/ Yohei Miyanaga, Yohei Miyanaga, General Manager (10/06/2026)